Writer's Direct Dial:  414-277-5409
E-Mail:  cwiener@quarles.com

May 27, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010

RE:	Amazon Goldsands Ltd.
Form 8-K Filed May 14, 2009
File No. 000-51203

We write on behalf of Amazon Goldsands Ltd., (the "Company") in response to the comments received from the Commission in a letter dated May 19, 2009 regarding the Company's Form 8-K filed May 14, 2009.  On behalf of the Company, we are providing the Commission this response letter.

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 8-K filed May 14, 2009

1.
We note your disclosure that the former accountant’s report dated March 31, 2009 which refers to your balance sheets as of December 31, 2008 and 2007 and the statements of operations, cash flows, and changes in stockholders’ deficiency for the years ended December 31, 2008 and 2007, and for the cumulative period from inception, September 5, 1997, to December 31, 2008 did not contain an adverse opinion or disclaimer of opinion, nor ws it qualified or modified as to uncertainty, audit scope, going concern, or accounting principles, except that the Former Accountant’s report contained an uncertainty about your ability to continue as a going concern.  please not that this disclosure must cover the last two audit reports, not just the most recent report which covers two years.  Refer to Item 304(a)(1)(iv) and revise or advise.

May 27, 2009

In response to this comment, the Company revised its disclosure to cover the last two audit reports by the Former Accountant.

If you have any questions regarding this comment letter, please feel free to contact me at 414-277-5409.  Thank you.

Sincerely,

QUARLES & BRADY LLP

/s/  Chad J. Wiener
Chad J. Wiener